Exhibit 99.1

Kenon’s Subsidiary OPC Announces Conditions Precedent Met for Acquisition of CPV Power Business

Singapore, January 24, 2021. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced that the regulatory conditions to the completion of the acquisition of Competitive Power Ventures group (“CPV”) have been met, thus completing all of the conditions precedent for the acquisition (other than customary conditions to be met on the closing date). Accordingly, the transaction is expected to close by January 28, 2021.

OPC announced in October 2020 that a subsidiary of OPC entered into an agreement to acquire CPV, which is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States.

Consideration for the acquisition is $648 million in cash, which takes account of cash exceeding the original estimation, which will remain in CPV in an amount of USD 22 million plus additional consideration expected to be in the form of a seller's loan as described below.

An additional consideration of $95 million will be paid for CPV's 17.5% holding in the Three Rivers project currently being developed, which is expected to be paid through a seller’s loan. CPV may reduce its interest in the Three River's project to 10% and the parties intend to allow a period of 60 days following closing of the acquisition for CPV to do this. In that case the consideration for the transaction and the amount of the seller's loan will be reduced accordingly.

The seller’s loan will be for two years from completion of the acquisition, will bear annual interest of 4.5%, and be secured by a pledge of shares of a holding company that owns the rights in the above project and rights under a management agreement for the project.

The final consideration is subject to final closing adjustments to be completed within 120 days of closing of the acquisition.

More information on CPV acquisition is included in Kenon's Reports on Form 6-K furnished on September 16, 2020, September 29, 2020 and October 10, 2020.

Caution Concerning Forward-Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the CPV acquisition, including the terms of the transaction, the completion of regulatory conditions, the consideration for the acquisition, the expected closing date of the acquisition, the amount and terms of the vendor loan and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the acquisition, risks relating the CPV business, including risks relating to US federal and state policies and regulations connected to the markets in which CPV operates and changes in market dynamics, risks relating to CPV’s projects under construction, including potential delays in receiving required permits, a change in the construction costs, delays in the construction, changes in the provisions of law, an increase in the financing expenses, and unforeseen expenses or other unforeseen risk, financing risks and risks relating to potential changes in the US renewable energy market and expectations and other risks described in Kenon's Report on Form 6-K furnished to the Securities and Exchange Commission on September 29, 2020 under the heading “Special (main) risk factors involved in CPV’s activities,” and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.